UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 30, 2026, Galmed Pharmaceuticals Ltd. (the “Company”) received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is eligible for an additional 180 calendar day period, or until January 25, 2027, to regain compliance with the Nasdaq’s minimum $1 bid price per share requirement.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) on January 29, 2026, and was given until July 28, 2026 to regain compliance. The Company did not regain compliance with the minimum $1 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Staff to afford it an additional 180-day compliance period to cure the deficiency.

If at any time before January 25, 2027, the bid price of the Company’s ordinary shares closes at or above $1 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163, and 333-290399) and the Company’s Registration Statements on Form F-3 (Registration Nos. 333-272722 and 333-283241).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: July 31, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer